Santiago, January 28, 2004 Ger. Gen. N° 018/2004

Mr.
Alejandro Ferreiro Y.
Superintendent of Securities and Exchange
Hand-Delivery

RE: Essential Fact Statement

Dear Mesdames and Sirs:

In accordance with Articles 9 and 10.2 of Law No. 18,045 and of the Superintendency’s General Regulation No. 30, and by the authority vested in me, I hereby inform you, as an essential fact statement, that in their ordinary session held on January 28, 2004, Enersis’ Board decided unanimously not to pay an interim dividend in February 2004, with respect to the financial results of December 2003, in accordance with the governing policy, since the anticipated conditions of the cited policy were not met.

Respectfully yours,

Mario Valcarce Duran
Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo